Exhibit 43


                                   LETTER OF INTENT


               This Letter of Intent is entered into as of September 25, 1998 by and among Rally's Hamburgers, Inc. ("Rally's"), Checkers Drive-In Restaurants, Inc. ("Checkers") and GIANT GROUP, LTD. ("GIANT") with respect to a series of transactions pursuant to which Rally's would acquire Checkers and GIANT (the "Merger"). While the terms and conditions of the transactions will be set forth in definitive documentation to be negotiated among the parties, the principal terms of the transactions are as follows:


          1. Rally's, Checkers and GIANT would enter into a merger agreement pursuant to which Checkers and GIANT would become wholly-owned subsidiaries of Rally's in a tax-free reorganization, and Rally's would change its corporate name to "Checkers Drive-In Restaurants, Inc." or a variant thereof. The holders of Checkers' common stock would receive in the Merger, for each share of Checkers' common stock held, 0.5 shares of Rally's common stock (the "Checkers Merger Consideration"), and the holders of GIANT's common stock would receive in the Merger, for each share of GIANT's common stock held, 10.48 shares of Rally's common stock (the "GIANT Merger Consideration" and collectively with the Checkers Merger Consideration, the "Merger Consideration").

          2. Outstanding options shall be treated as follows (which may require the cancellation and re-issuance of such options):

               a. Options to acquire GIANT's common stock would continue to be exercisable in accordance with their respective terms, except that on exercise the holder would receive the GIANT Merger Consideration; provided however, that the holders of not less than 90% of the GIANT options will agree that: (i) in consideration for Rally's agreeing to a five year extension of the options held by the consenting option holders, the exercise price of such options will be increased to the equivalent of $1.50 per share of Rally's common stock to be acquired; and (ii) such options will not be exercisable without the consent of Rally's to the extent such exercise would cause Section 4.14 of Rally's Indenture with respect to its 9-7/8% Senior Notes to become applicable.

               b. Options to acquire Checkers' common stock would continue to be exercisable in accordance with their respective terms, except that: (i) on exercise the holder will receive the Checkers Merger Consideration (i.e. 0.5 share of Rally's); (ii) the exercise price will, where above $.75, be reduced to $.75; and (iii) there will be a five year extension of the options.

               c. Options to acquire Rally's common stock would remain unchanged except that: (i) the exercise price will, where above $1.50, be reduced to $1.50; and (ii) there will be a five year extension of the options.

          3. Warrants to acquire Checker's common stock would continue to be exercisable in accordance with their respective term except that on exercise the holder will receive the Checkers Merger Consideration (i.e., 0.5 share of Rally's).

          4. Immediately following the Merger: the present management of Rally's would remain in place; the Rally's Board of Directors would consist of the members of the present Boards of Directors of Rally's and GIANT plus Peter C. O'Hara; Mr. Sugarman would become Vice Chairman of the Rally's Board and Chairman of its Executive Committee (whose other members would consist of Mr. Foley, Andrew Puzder and Terry Christensen); and there would be such other changes in the composition of the Rally's Board of Directors and Executive Committee as Rally's, Checkers and GIANT will agree. So long as the agreement referred to in Section 6(j) remains in effect, Mr. Foley would be Chairman of Rally's Board of Directors.

          5. Mr. Sugarman's current employment agreement and perquisites with GIANT would be assumed by Rally's on the same terms and conditions as currently exist, except that: Mr. Sugarman's title will be Vice Chairman of the Board and Chairman of the Executive Committee; he would not be responsible for day-to-day operations, but would focus on strategic planning, acquisition opportunities and other responsibilities customary for such positions; he would waive any "change of control" provisions which might be activated by the Merger (but such provisions would remain in full force and effect with respect to any subsequent transactions); the agreement would be extended for such period of time as the Rally's Executive Committee and Mr. Sugarman will agree; the agreement would contain other mutual modifications as are appropriate and mutually agreeable to reflect the new corporate structure. Among other things, following the Merger, Rally's will maintain the current GIANT office (on a reduced scale) in the Los Angeles area for use by Mr. Sugarman and appropriate support staff, with Los Angeles corporate overhead being subject to agreement with the Executive Committee.

          6. The Merger would be subject to a number of conditions, including the following:


               a. preparation and execution of a definitive merger agreement and other necessary documentation to implement the transactions;

               b. approval of the Merger by the respective shareholders and Boards of Directors of each of GIANT, Checkers and Rally's, which would entail the preparation, filing and effectiveness of a Joint Proxy Statement/Prospectus with respect to the Merger and the issuance of the Merger Consideration;

               c. receipt by each of Rally's, Checkers and GIANT of an opinion from an investment banking firm of its selection, in form and substance satisfactory to Rally's, Checkers and GIANT, as applicable, to the effect that the Merger and related transactions are fair to its shareholders from a financial point of view as of the time of execution of this Letter of Intent;

               d. Rally's, Checkers and GIANT completing to their respective satisfaction due diligence investigations with respect to the others' business, financial condition and other matters, including confirming to their mutual satisfaction, that the Merger will not constitute a change of control for purposes of Rally's 9-7/8% Senior Notes;

               e.   compliance with the requirements of the Hart-Scott-
                    Rodino Act;

               f. obtaining such third party consents as are required and are material to the operations of Rally's and its subsidiaries following the Merger;

               g.   legal opinions customary for such transactions;

               h. customary representations and warranties, which would terminate at the closing of the Merger;

               i. redemption or waiver prior to the closing of the Merger of all outstanding Rights under GIANT's Stockholders Rights Plan;

               j. execution of an agreement among CKE Restaurants, Inc. ("CKE"), Fidelity National Financial, Inc. ("FNF"),
                    Mr. Sugarman and Rally's pursuant to which:   (i) for a
                    three year period following the consummation of the Merger, CKE and FNF (collectively "CKE-FNF"), on the one hand, and Mr. Sugarman, on the other hand, each will agree not to dispose of their Rally's shares, without the consent of Rally's, except for dispositions of shares of Rally's common stock (x) in transactions pursuant to Rule 144, (y) in a tender offer, exchange offer or similar transaction that has been approved by Rally's, or (z) other dispositions not to exceed an aggregate of 1,000,000 shares by Mr. Sugarman or CKE-FNF, as applicable, in any three month period, provided that in such event, CKE-FNF and Mr. Sugarman, as applicable, will have a right of first refusal on customary terms (including window periods during which the right may be exercised) to acquire any shares of Rally's proposed to be sold by the other; and
                    (ii) the parties will agree to customary registration, "tag along" and "drag along" rights;

               k. execution of the amended employment agreement with Mr. Sugarman described in Section 5 above; and

               l. the satisfaction of such other conditions as are customary for such transactions.

          7.   Concurrently with the execution of the Merger Agreement:

               a. Mr. Sugarman will deliver to Rally's an agreement and/or irrevocable proxy obligating him to vote all shares of GIANT's common stock over which he has voting rights in favor of the Merger.

               b. CKE, FNF and Mr. Foley will deliver to GIANT an agreement and/or irrevocable proxies obligating them to vote all shares of Rally's common stock over which they have voting rights in favor of the Merger.

               c. Rally's will deliver to Checkers an agreement and/or irrevocable proxy obligating it to vote all shares of Checkers' common stock over which it has voting rights in favor of the Merger.

               d. CKE and Rally's will execute an agreement providing for joint purchasing by Rally's (for its Rally's and Checkers restaurant operations) and CKE (for its Carl's, Jr., Hardee's and other restaurant operations) of all items presently being jointly purchased and such additional items as may reasonably be added in the future, including food, paper, beverage, signs, building materials, kitchen equipment, construction services, etc. CKE may terminate such agreement if Mr. Foley or CKE's designee is not offered the position of Chairman of the Board of Rally's.

          8. The merger agreement will provide that if the Merger is terminated by reason of any party to the Merger exercising a "fiduciary out", the terminating party will reimburse the non-terminating parties for their reasonable and documented transaction costs.

          9. In order to facilitate the Merger, from and after the date hereof through and including the date the transactions are consummated or abandoned, each of GIANT, Checkers and Rally's (the "Constituent Corporations") shall afford the others and their respective representatives with full access to its books, records and personnel for the purpose of conducting due diligence. The Constituent Corporations acknowledge that in the course of such due diligence, each will be providing the others and their representatives with information which is proprietary and confidential. The Constituent Corporations, each on behalf of itself and its representatives, agrees that it will treat as confidential all information provided to it by the others which the others designate as such in writing ("Confidential Information), and that it will use such Confidential Information solely in connection with the transactions. In the event the transactions are abandoned, the Constituent Corporations, as applicable, will return and/or destroy without retaining any copies thereof, as requested by the party which provided the Confidential Information to it, all such Confidential Information. The foregoing restrictions shall not apply to any information which: (a) has not been designated as Confidential Information; (b) which the recipient has obtained from sources other than the Constituent Corporations, which sources, to the best of the recipient's knowledge and belief, are not subject to any confidentiality undertaking and did not acquire such information from sources which are subject to such an undertaking; or (c) has become known to the public other than through a violation of this Section 9. The parties acknowledge that the foregoing provisions shall not apply to information received by directors of any Constituent Corporation who are also directors of any other Constituent Corporation received by them in their capacities as directors of a Constituent Corporation, all of which information is subject to customary standards of confidentiality.

          10. Subject to their respective Board of Directors complying with their fiduciary obligations under applicable law on advice of counsel, in order to induce the others to proceed with their due diligence and negotiation of the definitive agreements necessary to implement the transactions, without consent of the other Constituent Corporations, each Constituent Corporation agrees not to solicit or negotiate with any party other than the other Constituent Corporations and their respective representatives with respect to a merger or business combination for a thirty (30) day period from and after the date hereof (the "Exclusivity Period"). Upon termination of this letter of intent during the Exclusivity Period by reason of application of the introductory clause of the prior sentence, the terminating party will reimburse the non-terminating parties for their reasonable and documented transaction costs. Upon termination of the Exclusivity Period, any party may, on written notice to the other, terminate this letter of intent.

          11. Rally's, Checkers and GIANT agree to issue a joint press release concurrently with the execution of this letter of intent, and thereafter to cooperate with each other with respect to such further public disclosure as may be required or appropriate in connection with applicable securities laws. Unless required in order to comply with applicable law, neither GIANT, Checkers nor Rally's will make any public announcements concerning the Merger and related transactions without the consent of the other, not to be unreasonably withheld.

          12. Except for their respective financial advisors to be engaged in connection with the fairness opinions contemplated by this Letter of Intent, each of GIANT, Checkers and Rally's represents and warrants that it has not engaged any finders or brokers in connection with the transactions described herein.

          13. GIANT, Checkers and Rally's each agree to conduct their respective businesses only in the ordinary course consistent with past practice until earlier of the execution of a definitive merger agreement or the termination of this Letter of Intent.

          14. Subject to Sections 8 and 10, GIANT, Checkers and Rally's will bear their own expenses in connection with the transactions described in this Letter of Intent.

          15. This Letter of Intent shall be governed by the laws of the state of Delaware.

               The foregoing is an expression of mutual intent only, and except for Sections 9, 10, 11, 12, 13, 14 and 15, does not constitute a binding agreement among the parties. Upon execution of this letter of intent by Rally's, Checkers and GIANT, each party shall work diligently and in good faith to complete the due diligence and negotiate the definitive agreements necessary and appropriate to implement the transactions as promptly as is practicable.

          RALLY'S HAMBURGERS, INC.


          By  /s/ William P. Foley, II
              ------------------------
               Chairman

          CHECKERS DRIVE-IN RESTAURANTS, INC.


          By  /s/ William P. Foley, II
              ------------------------
               Chairman

          GIANT GROUP, LTD.


          By  /s/ Burt Sugarman
              -----------------------
               Chairman

          By their respective signatures below:

               a. Fidelity National Financial, Inc. and CKE Restaurants, Inc. each acknowledge its intent to enter into the agreements referred to in Sections 6 and 7 above; and

               b. Burt Sugarman acknowledges his consent to the changes in his GIANT options, as described in Section 2(a) above and his intent to enter into the agreements referred to in Sections 6 and 7 above.

               c. William P. Foley, II, acknowledges his intent to enter into the agreements referred to in Section 7 above.


          CKE RESTAURANTS, INC.


          By  /s/ Andrew Puzder
             ----------------------------------------
             Executive Vice President, General
             Counsel and Secretary


          FIDELITY NATIONAL FINANCIAL, INC.


          By  /s/ Andrew Puzder
             ----------------------------------------
             Executive Vice President

            /s/ William P. Foley, II
          --------------------------------------------
          WILLIAM P. FOLEY, II

            /s/ Burt Sugarman
          --------------------------------------------
          BURT SUGARMAN